Filed pursuant to Rule 424(b)(3) Registration File No. 333-146392

PALATIN TECHNOLOGIES, INC.
4C Cedar Brook Drive
Cranbury, New Jersey 08512
(609) 495-2200

$50,000,000
Common Stock
Preferred Stock
Debt Securities
Warrants
Units

        We may offer under this prospectus from time to time, at prices and on terms to be determined by market conditions at the time we make the offer, up to an aggregate of $50,000,000 of our:

•	common stock, par value $0.01 per share;
•	preferred stock, par value $0.01 per share;
•	debt securities;
•	warrants to purchase common or preferred stock, or debt securities; or
•	any combination of the above, separately or as units

This prospectus may not be used to sell our securities unless accompanied by a prospectus supplement. Before you invest in our securities, you should carefully read both this prospectus and the prospectus supplement related to the offering of the securities.

        Our common stock is listed on The American Stock Exchange under the symbol PTN. On November 27, 2007, the closing price of the common stock was $0.26.

        Investing in our securities involves a high degree of risk. You should purchase these securities only if you can afford a complete loss of your investment. See “Risk Factors” beginning on page 7.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

        If we sell securities through agents or underwriters, we will include their names and the fees, commissions and discounts they will receive, as well as the net proceeds to us, in the applicable prospectus supplement.

The date of this prospectus is November 27, 2007

PROSPECTUS SUMMARY

        This is a summary of our business and this offering. For a more complete understanding of our business and this offering, you should read the entire prospectus and the documents incorporated by reference.

Palatin’s Business

Overview

        We are a biopharmaceutical company focused on discovering and developing targeted, receptor-specific small molecule and peptide therapeutics. Our proprietary drug development pipeline is based primarily on melanocortin (“MC”)-based therapeutics, and we believe we are a leader in this area of pharmaceutical research and development. Therapeutics affecting the activity of the MC family of receptors may have the potential to treat a variety of conditions and diseases, including sexual dysfunction, obesity and related disorders, cachexia (extreme wasting, generally secondary to a chronic disease), skin pigmentation disorders and inflammation-related diseases.

        Bremelanotide is our nasally administered MC-based peptide in clinical development for two distinct indications, the treatment of male erectile dysfunction (“ED”) and the treatment of female sexual dysfunction (“FSD”). In 2004, we entered into a collaborative development and marketing agreement with King Pharmaceuticals, Inc. (“King”) to jointly develop and commercialize bremelanotide. Pursuant to the agreement, we and King shared all collaboration development costs based on an agreed percentage. In September 2007, we received notice from King terminating the agreement in accordance with its terms effective December 5, 2007. Termination followed comments by the U.S. Food and Drug Administration (“FDA”) raising serious concerns about the acceptable benefit/risk ratio to support the progression of bremelanotide into Phase 3 studies for ED as a firstline therapy in the general population. Upon termination, we will solely own all rights to bremelanotide.

        In January 2007, we entered into an exclusive global licensing and research collaboration agreement with AstraZeneca AB (“AstraZeneca”), a major international pharmaceutical and healthcare business, to discover, develop and commercialize small molecule compounds that target MC receptors for the treatment of obesity, diabetes and related metabolic syndrome. The collaboration is based on Palatin’s MC receptor obesity program and includes access to compound libraries, core technologies and expertise in MC receptor drug discovery and development. We and AstraZeneca are in the process of identifying clinical candidate MC therapeutic small molecules for the treatment of obesity and related disorders.

        We have developed a library of novel natriuretic (promoting sodium excretion) receptor compounds, and have identified a lead clinical candidate for the treatment of congestive heart failure (“CHF”) for which we have completed preclinical studies, submitted an Investigational New Drug (“IND”) application, and commenced Phase 1 clinical trials in healthy volunteers. We are also conducting research to identify additional clinical candidate compounds for the treatment of both chronic CHF and acutely decompensated (rapidly deteriorated) CHF.

        We are evaluating future development and marketing activities involving NeutroSpec, our radiolabeled monoclonal antibody product for imaging and diagnosing infection, with the Mallinckrodt division of Covidien (“Mallinckrodt”), with whom we have a strategic collaboration agreement. In December 2005, we and Mallinckrodt voluntarily suspended the sales, marketing and distribution of NeutroSpec following certain serious adverse events involving patients who received NeutroSpec. NeutroSpec was approved for marketing for imaging and diagnosing equivocal appendicitis by the FDA in July 2004.

        Key elements of our business strategy include: entering into alliances and partnerships with pharmaceutical companies to facilitate the development, manufacture, marketing, sale and distribution of product candidates we are investigating; expanding our pipeline through the utilization of our MC expertise and patented drug discovery platform; acquiring synergistic products and technologies; and partially funding our development and discovery programs with the cash flow from our collaboration agreements.

        We are concentrating our efforts on the following products and development programs:

        ED and FSD — Bremelanotide. Bremelanotide is a patented, nasally administered peptide in clinical development for the treatment of both ED and FSD. Bremelanotide, an MC receptor-based agonist (which promotes a biologic function response) therapeutic, is a synthetic analog of the naturally occurring hormone alpha-MSH (melanocyte-stimulating hormone).

        ED is the consistent inability to attain and maintain an erection sufficient for sexual intercourse. The condition is correlated with increasing age, cardiovascular disease, hypertension, diabetes, hyperlipidemia and smoking. In addition, certain prescription drugs and psychogenetic issues may contribute to ED. According to the Massachusetts Male Aging Study, more than 50% of men aged 40-70 report episodes of ED and more than 30 million men in the United States may be afflicted with some form of ED, with less than 20% seeking treatment. The incidence of ED increases with age. Studies show that chronic ED affects about 5% of men in their 40s and 15% to 25% of men by the age of 65. The current market size for ED is more than $2.5 billion per year.

        FSD is a multifactorial condition that has anatomical, physiological, medical, psychological and social components. Studies estimate FSD is prevalent in approximately 50% of women over the age of 30 and that more than 35 million women in the United States may be afflicted with some form of FSD. FSD includes disorders associated with desire, arousal, orgasm and pain. There is tremendous competition to develop, market and sell drugs for the treatment of ED and FSD.

        Bremelanotide is the first compound to enter clinical trials in a new drug class, MC receptor agonists, under development to treat sexual dysfunction. Our research suggests that bremelanotide works through activation of MC receptors in the central nervous system, which is a different mechanism of action from currently marketed ED therapies that act directly on the vascular system. As a result, it may offer therapeutic benefits over currently marketed products. The current ED market is primarily served by the PDE-5 inhibitors Viagra®, a brand of sildenafil, Levitra®, a brand of vardenafil, and Cialis®, a brand of tadalafil. A significant portion of ED patients are contraindicated for, or non-responsive to, PDE-5 inhibitors.

        We have conducted clinical trials on a nasal formulation of bremelanotide, administered as a single spray in one nostril, which results in a rapid onset of action. We have completed various Phase 1 safety trials and Phase 2A and Phase 2B efficacy clinical trials in male subjects and patients. Two recently completed Phase 2B clinical trials evaluated the safety and efficacy of bremelanotide in patients suffering from mild to severe ED, with one trial limited to non-diabetic patients, and the other to diabetic patients. Both trials, conducted at clinical trial sites throughout the United States, involved an “at home”, three-month treatment period and evaluated a range of bremelanotide intranasal doses, safety, treatment duration and patient populations.

        We have delayed initiation of Phase 3 clinical trials for ED, following responses in late August 2007 from the FDA raising serious concerns about the acceptable benefit/risk ratio to support progression into Phase 3 as a first-line therapy in the general population. The FDA questioned overall efficacy results and the clinical benefit of bremelanotide in both general and diabetic populations, citing blood pressure increases as its greatest safety concern. We are reviewing the FDA’s comments in the context of our bremelanotide program to determine next steps. The FDA indicated it was amenable to proposals for a different drug development pathway, such as for a second-line therapy for ED in non-responders to approved PDE-5 inhibitors.

        We have completed Phase 1 safety trials in female subjects and Phase 2A and Phase 2B efficacy clinical trials in female patients with FSD. The Phase 2A trial included both premenopausal and postmenopausal FSD patients, and showed, in both patient populations, an increase in the level of sexual desire and genital arousal in subjects receiving bremelanotide compared to subjects receiving placebo. The Phase 2B trial also included both premenopausal and postmenopausal FSD patients, with an “at home”

two-month treatment period. The Phase 2B trial used a single dose of bremelanotide, and was to evaluate safety and identify potential efficacy endpoints for future studies.

        Collaborative Development and Marketing Agreement with King. In August 2004, we entered into a collaboration agreement with King to jointly develop and commercialize bremelanotide. Pursuant to the terms of the agreement, we and King shared all collaboration development and marketing costs based on an agreed percentage. Following the decision to delay Phase 3 clinical trials for ED, we received notice from King terminating the agreement in accordance with its terms effective December 5, 2007. Upon termination, we will solely own all rights to bremelanotide, without any financial obligation to King.

        Obesity. We have an active development program for MC receptor-targeted small molecule compounds for the treatment of obesity, diabetes and related metabolic syndrome. Obesity is a multifactorial condition with significant biochemical components relating to satiety (feeling full), energy utilization and homeostasis. A number of different metabolic and hormonal pathways are being evaluated by companies around the world in efforts to develop better treatments for obesity. Scientific research has established that MC receptors have a role in eating behavior and energy homeostasis, and that MC receptor agonists, such as alpha-MSH, decrease food intake and induce weight loss.

        Obesity is a significant healthcare issue, often correlated with a variety of cardiovascular and other diseases, including diabetes. In the United States, approximately 65 percent of adult Americans are categorized as being overweight or obese. Each year, obesity causes at least 300,000 excess deaths in the United States, and healthcare costs of American adults with obesity amount to approximately $100 billion. Additionally, studies in adolescents indicate that there is a trend towards increased prevalence of the disease.

        MC receptor agonists are also involved in other physiological responses, including sexual response. MC receptor agonists with potential for use in the treatment of obesity generally induce a sexual response. To our knowledge, there are no reports in the scientific literature of MC receptor-target compounds which are effective in animal or human studies for the treatment of obesity and which do not induce a sexual response.

        We have developed a class of small molecule compounds targeting MC receptors which are effective in the treatment of obesity in animal models but which do not induce a sexual response. Certain of these compounds have been demonstrated to be effective in normal diet-induced obese and genetically obese animal models for decreasing food intake and body weight, without an increase in sexual response in normal animals at the same or higher dose levels. Tests to date have been conducted only in animal models and in laboratory tests. We believe that we have developed approaches that allow us to differentiate MC receptor-targeted compounds useful for treating obesity and related disorders from compounds that induce a sexual response.

        Research Collaboration and License Agreement with AstraZeneca. We have an exclusive global licensing and research collaboration agreement with AstraZeneca to discover, develop and commercialize small molecule compounds that target MC receptors for the treatment of obesity, diabetes and related metabolic syndrome. Pursuant to the terms of the agreement, we received an upfront payment of $10 million from AstraZeneca and are eligible for milestone payments totaling up to $300 million, with up to $180 million contingent upon development and regulatory milestones and the balance on achievement of sales targets, and royalties on sales of approved products. AstraZeneca has assumed responsibility for product commercialization, product discovery and development costs. We are providing certain scientific expertise in the research collaboration at a negotiated rate.

        Congestive Heart Failure. We have a program for developing compounds that mimic natural peptides (“peptidomimetics”) for the treatment of CHF. CHF is an illness in which the heart is unable to pump blood efficiently, and includes acutely decompensated CHF with dyspnea (shortness of breath) at rest or with minimal activity. Endogenous (naturally produced) natriuretic peptides have a number of beneficial results, including vasodilation (relaxation of blood vessels), natriuresis (excretion of sodium), and diuresis (excretion of fluids). One product is commercially available in the United States, Natrecor®, a brand of nesiritide, which is a recombinant (genetically made) form of human B-type natriuretic peptide. However, Natrecor® is approved only for use in acutely decompensated CHF with administration by intravenous injection, typically limiting administration to a hospital setting.

        CHF directly affects nearly five million people in the United States, with over 500,000 new cases diagnosed each year. Annual medical treatment costs for CHF, which frequently involves expensive hospitalization and therapies, are estimated at over $25 billion.

        We have developed a library of novel peptidomimetic natriuretic agonists. Certain of these compounds have demonstrated efficacy in animal models when administered by subcutaneous (under the skin) injection. These compounds remain active in animal models for longer periods than do natural or recombinant natriuretic peptides.

        We have identified a clinical candidate drug for the treatment of CHF. The drug is being initially evaluated in a subcutaneous form. We believe that a subcutaneous form of peptidomimetic compound could be used in a clinic or doctor’s office, and would not be limited to use in hospitals or specialized medical facilities. We have completed toxicity testing and other preclinical studies with the clinical candidate drug, filed an IND application, and commenced Phase 1 studies in healthy volunteers. We are also developing an intravenous form of the peptidomimetic compound for acutely decompensated CHF.

        MIDAS Drug Development Platform. Our obesity and other early-stage programs derived lead compound series by utilizing our MIDAS™ (Metal Ion-induced Distinctive Array of Structures) proprietary platform technology to design and synthesize novel molecules that mimic the activity of peptides. MIDAS uses metal ions to fix the three-dimensional configuration of peptides, forming conformationally rigid molecules that remain folded specifically in their active forms. These MIDAS molecules are simple to synthesize, are chemically and proteolytically stable, and have the potential to be orally bioavailable. Unlike most other drug discovery approaches, MIDAS can be used to generate both receptor antagonists (which block a normal biological metabolic response) and agonists. In addition, MIDAS molecules are information-rich and provide data on structure-activity relationships that can be used to design small molecule, non-peptide drugs. Generation of commercially viable protein and peptide drug molecules with desirable properties continues to be arduous, expensive and labor-intensive. We believe that our MIDAS technology simplifies the development process by eliminating many of the inherent limitations associated with peptides and proteins.

        NeutroSpec®. NeutroSpec, our trade name for technetium (99m Tc) fanolesomab, includes an anti-CD 15 monoclonal antibody which selectively binds to a type of white blood cell, neutrophils, involved in the immune response. When labeled with the radioactive tracer technetium and injected into the blood stream, the antibody binds to neutrophils accumulated at the infection site, labeling these cells. As a result, physicians can rapidly image and locate an infection using a gamma camera, a common piece of hospital equipment that detects radioactivity.

        In July 2004, we received approval from the FDA to market NeutroSpec for imaging of patients with equivocal signs and symptoms of appendicitis who are five years of age or older. During 2005, we and Mallinckrodt reported to the FDA the occurrence of several serious adverse events, including two deaths, involving patients with severe underlying cardiopulmonary compromise who received NeutroSpec for off-label uses. In December 2005, the FDA informed Mallinckrodt and us that it had reconsidered the risk/benefit assessment of NeutroSpec and determined that the product should not be administered to patients, until a further understanding and review of the relationship between NeutroSpec and reported serious adverse events is complete. Together with Mallinckrodt, we are reviewing data and assessing approaches for understanding the relationship between NeutroSpec use and the observed serious adverse events. All ongoing clinical trials and plans for future clinical trials and regulatory approvals of NeutroSpec have been suspended and no final decision concerning future activities involving NeutroSpec has been made. We anticipate making a decision on whether to seek to proceed with NeutroSpec in the second half of calendar 2007.

        Strategic Collaboration Agreement with Mallinckrodt. Mallinckrodt has exclusive worldwide marketing and distribution rights to NeutroSpec under our collaboration agreement. We are responsible for the manufacture of NeutroSpec and Mallinckrodt agreed to pay us a transfer price on each product unit sold to Mallinckrodt and a royalty on their net sales of NeutroSpec. If NeutroSpec is reintroduced to the market, we may receive milestone payments from Mallinckrodt on the achievement of development, regulatory or sales objectives; however, we may not be able to reintroduce NeutroSpec to the market or meet development or sales objectives.

The Offering

        This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission utilizing a “shelf” registration process. Under this process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $50.0 million. This prospectus provides you with a general description of the securities we may offer. Each time we offer to sell securities under this prospectus, we will provide a prospectus supplement containing specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. To the extent that any information we provide in a prospectus supplement is inconsistent with information in this prospectus, the information in the prospectus supplement will modify or supersede this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described under the headings “Incorporation of Information by Reference” and “Where You Can Find More Information.”

RISK FACTORS

        Investing in our securities involves risks which you should consider carefully. We have set forth below risk factors related specifically to this offering. For risks related to our business operations, see “Risk Factors” in our annual report on Form 10-K for the year ended June 30, 2007 and all subsequent reports that we file with the Securities and Exchange Commission (“SEC”) under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934. We have incorporated those reports by reference into this prospectus. See “Incorporation of Information by Reference” and “Where You Can Find More Information” below.

RISKS RELATED TO THE OFFERING

We expect to sell additional equity securities, which will cause dilution.

        We expect to sell more equity securities in the future to obtain operating funds. We may sell these securities at a discount to the market price. Any future sales of equity will dilute the holdings of existing stockholders, possibly reducing the value of their investment.

Investors in this offering may suffer immediate dilution.

        As of June 30, 2007, we had a net tangible book value of $18.5 million which yields a net tangible book value of approximately $0.22 per share of common stock, assuming the conversion of all then convertible preferred stock and no exercise of any warrants or options. The net tangible book value per share is less than the current market price per share. If you pay more than the net tangible book value per share for stock in this offering, you will suffer immediate dilution.

As of November 27, 2007, there were 16,893,733 shares of common stock underlying outstanding dilutive securities, which if exercised or converted, could decrease the value of your shares.

        As of November 27, 2007, holders of our outstanding dilutive securities had the right to acquire the following amounts of underlying common stock:

•	199,083 shares issuable on the conversion of immediately convertible preferred stock, for no further consideration;

•	7,625,024 shares issuable on the exercise of warrants, at exercise prices ranging from $1.54 to $4.06 per share;

•	6,531,253 shares issuable on the exercise of stock options, at exercise prices ranging from $1.00 to $7.75 per share;

•	975,000 shares issuable under restricted stock units that vest if shares of our common stock trade at or above certain share prices; and

•	1,563,373 shares issuable under restricted stock units that vest no later than September 30, 2008, subject to the fulfillment of service conditions.

If the holders convert or exercise those securities, or similar dilutive securities we may issue in the future, you may experience dilution in the net tangible book value of your common stock. In addition, the sale or availability for sale of the underlying shares in the marketplace could depress our stock price. We have registered or agreed to register for resale all of the underlying shares listed above. Holders of registered underlying shares could resell the shares immediately upon issuance, resulting in significant downward pressure on our stock.

We will have broad discretion over the use of the proceeds of this offering and may not realize a return.

        We will have considerable discretion in the application of the net proceeds of this offering. We have not determined the amount of net proceeds that we will apply to various corporate purposes, including potential acquisitions. We may use the net proceeds for purposes that do not yield a significant return, if any, for our stockholders.

NOTE CONCERNING FORWARD-LOOKING STATEMENTS

        Statements in this prospectus, as well as oral statements that our officers, directors, or employees acting on our behalf may make, that are not historical facts, constitute “forward-looking statements” which are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934. These forward-looking statements do not constitute guarantees of future performance. We caution investors that statements which are not strictly historical statements contained in this prospectus, including, without limitation,

•	current or future financial performance,
•	management's plans and objectives for future operations,
•	clinical trials and results,
•	product plans and performance,

•	management's assessment of market factors, and
•	statements regarding the our strategy and plans and those of our strategic partners,

constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from our historical results or from any results expressed or implied by forward-looking statements. Our future operating results are subject to risks and uncertainties and are dependent upon many factors, including, without limitation, the risks identified under the caption “Risk Factors,” and in our other SEC filings. The statements we make in this prospectus are as of the date of this prospectus. We will not revise these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

INCORPORATION OF INFORMATION BY REFERENCE

        We incorporate into this prospectus information contained in documents which we file with the SEC. We are disclosing important information to you by referring you to those documents. The information which we incorporate by reference is an important part of this prospectus, and certain information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934.

•	annual report on Form 10-K for the year ended June 30, 2007, filed on September 13, 2007
•	quarterly report on Form 10-Q for the quarter ended September 30, 2007, filed on November 8, 2007
•	current report on Form 8-K dated August 30, 2007, filed on August 30, 2007
•	current report on Form 8-K dated September 6, 2007, filed on September 11, 2007
•	current report on Form 8-K dated September 10, 2007, filed on September 12, 2007
•	current report on Form 8-K dated September 25, 2007, filed on September 27, 2007
•	proxy statement for our 2007 annual meeting of stockholders, filed on October 26, 2007
•	the description of our common stock contained in our registration statement on Form 8-A filed on December 13, 1999

You may obtain a free copy of any or all of the information incorporated by reference by writing or calling us. Please direct your request to:

Stephen T. Wills Chief Financial Officer Palatin Technologies, Inc. 4C Cedar Brook Drive Cranbury, New Jersey 08512 Telephone (609) 495-2200 Fax (609) 495-2201

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements, registration statements and other information with the SEC. You may read and copy any materials we file at the SEC’s Public Reference Room at 100 F St. NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that website is http://www.sec.gov. You can find information about Palatin on our website at http://www.palatin.com. Information found on our website is not part of this prospectus.

USE OF PROCEEDS

        Unless we state otherwise in a prospectus supplement, we will use the net proceeds from the sale of securities under this prospectus for general corporate purposes, including capital expenditures. From time to time, we evaluate the possibility of acquiring businesses, products and technologies, and we may use a portion of the proceeds as consideration for acquisitions. Until we use net proceeds for these purposes, we may invest them in interest-bearing securities.

MARKET PRICE OF AND DIVIDENDS ON COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

        Our common stock has been quoted on The American Stock Exchange (AMEX) under the symbol PTN, since December 21, 1999. It had previously traded on The NASDAQ Small Cap Market under the symbol PLTN.

        The table below provides, for the fiscal quarters indicated, the reported high and low sales prices for our common stock on AMEX since July 1, 2006.

	HIGH	LOW
FISCAL YEAR ENDED JUNE 30, 2006:
First Quarter	$2.36	$1.85
Second Quarter	4.03	1.96
Third Quarter	3.72	2.67
Fourth Quarter	2.88	1.95
FISCAL YEAR ENDED JUNE 30, 2007:
First Quarter	2.50	1.71
Second Quarter	3.03	1.85
Third Quarter	4.00	1.75
Fourth Quarter	2.13	1.80
FISCAL YEAR ENDING JUNE 30, 2008:
First Quarter	2.05	0.40
Second Quarter, through November 27, 2007	0.401	0.26

        Holders of common stock. On November 27, 2007 we had 229 holders of record of common stock. On November 27, 2007 the closing sales price of our common stock as reported on the AMEX was $0.26 per share.

        Dividends and dividend policy. We have never declared or paid any dividends. We currently intend to retain earnings, if any, for use in our business. We do not anticipate paying dividends in the foreseeable future.

        Dividend restrictions. Our outstanding Series A Convertible Preferred Stock provides that we may not pay a dividend or make any distribution to holders of any class of stock unless we first pay a special dividend or distribution of $100 per share to the holders of the Series A preferred stock.

RATIOS OF EARNINGS TO FIXED CHARGES AND TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

        Ratio of earnings to fixed charges. Ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. Earnings consist of income before income taxes plus fixed charges. Fixed charges consist of interest expense, including amortized discounts, premiums and capitalized expenses related to indebtedness.

        The following table sets forth our ratios of earnings to fixed charges for the last five fiscal years:

	Fiscal Year Ended June 30,
	2003	2004	2005	2006	2007
Ratio of earnings to fixed charges	*	*	*	*	*
Deficiency	$20,768,349	$26,317,859	$14,357,976	$28,958,882	$27,751,525

*Less than one to one coverage.

        Ratio of earnings to combined fixed charges and preferred stock dividends. Ratio of earnings to combined fixed charges and preferred stock dividends is computed by dividing earnings by the sum of fixed charges and preferred stock dividends. Earnings consist of income before income taxes plus fixed charges. Fixed charges consist of interest expense, including amortized discounts, premiums and capitalized expenses related to indebtedness.

        The following table sets forth our ratios of earnings to combined fixed charges and preferred stock dividends for the last five fiscal years:

	Fiscal Year Ended June 30,
	2003	2004	2005	2006	2007
Ratio of earnings to combined fixed charges and preferred stock dividends	*	*	*	*	*
Deficiency	$20,768,349	$26,317,859	$14,357,976	$28,958,882	$27,751,525

*Less than one to one coverage.

DESCRIPTION OF SECURITIES

Common Stock

        We have the authority to issue 150,000,000 shares of common stock, par value $0.01 per share. As of November 27, 2007, 85,204,169 shares of our common stock were outstanding, and a maximum of 16,893,733 shares of common stock were issuable on conversion of outstanding convertible preferred stock, exercise of outstanding options and warrants, and vesting of performance-based stock grants. Holders of common stock have one vote per share and have no preemption rights. Holders of common stock have the right to participate ratably in all distributions, whether of dividends or assets in liquidation, dissolution or winding up, subject to any superior rights of holders of preferred stock outstanding at the time. See “Preferred Stock” and “Series A Convertible Preferred Stock,” below.

        Transfer Agent and Registrar. American Stock Transfer & Trust Company is the transfer agent and registrar for our common stock. Their address is 59 Maiden Lane, Plaza Level, New York, NY 10038 and their telephone number is (800) 937-5449.

Preferred Stock

        We have the authority to issue 10,000,000 shares of preferred stock. As of November 27, 2007, 4,997 shares of our preferred stock were outstanding (see “Series A Convertible Preferred Stock” below). The description of preferred stock provisions set forth below is not complete and is subject to and qualified in its entirety by reference to our certificate of incorporation and the certificate of designations relating to each series of preferred stock.

        The board of directors has the right, without the consent of holders of common stock, to designate and issue one or more series of preferred stock, which may be convertible into common stock at a ratio determined by the board. A series of preferred stock may bear rights superior to common stock as to voting, dividends, redemption, distributions in liquidation, dissolution, or winding up, and other relative rights and preferences. The board may set the following terms of any series preferred stock, and a prospectus supplement will specify these terms for each series offered:

•	the number of shares constituting the series and the distinctive designation of the series;
•	dividend rates, whether dividends are cumulative, and, if so, from what date and the relative rights of priority of payment of dividends;
•	voting rights and the terms of the voting rights;
•	conversion privileges and the terms and conditions of conversion, including provision for adjustment of the conversion rate;
•	redemption rights and the terms and conditions of redemption, including the date or dates upon or after which shares may be redeemable, and the amount per share payable in case of redemption, which may vary under different conditions and at different redemption dates;

•	sinking fund provisions for the redemption or purchase of shares;
•	rights in the event of voluntary or involuntary liquidation, dissolution or winding up of the corporation, and the relative rights of priority of payment; and

•	any other relative powers, preferences, rights, privileges, qualifications, limitations and restrictions of the series.

        Dividends on outstanding shares of preferred stock will be paid or declared and set apart for payment before any dividends may be paid or declared and set apart for payment on the common stock with respect to the same dividend period.

        If upon any voluntary or involuntary liquidation, dissolution or winding up of the corporation, the assets available for distribution to holders of preferred stock are insufficient to pay the full preferential amount to which the holders are entitled, then the available assets will be distributed ratably among the shares of all series of preferred stock in accordance with the respective preferential amounts (including unpaid cumulative dividends, if any) payable with respect to each series.

        Holders of preferred stock will not be entitled to preemptive rights to purchase or subscribe for any shares of any class of capital stock of the corporation. The preferred stock will, when issued, be fully paid and nonassessable. The rights of the holders of preferred stock will be subordinate to those of our general creditors.

        We have previously issued preferred stock in three series, designated Series A Convertible Preferred Stock (“Series A”), Series B Convertible Preferred Stock (“Series B”) and Series C Convertible Preferred Stock (“Series C”). All of the issued shares of Series B, issued in 1998, and Series C, issued in 1999, were retired upon conversion into common stock and are no longer outstanding.

Series A Convertible Preferred Stock

        The board of directors established a series of 264,000 shares of preferred stock, designated Series A Convertible Preferred Stock, par value $0.01 per share. We issued 137,780 shares of Series A in 1997, of which 4,997 shares remain outstanding as of November 27, 2007, the rest having been converted into common stock. The Series A has the following rights and preferences.

        Optional conversion. Each share of Series A is convertible at any time, at the option of the holder, into the number of shares of common stock equal to $100 divided by the conversion price, as defined in the Series A certificate of designations. The current conversion price is $2.51, so each share of Series A is currently convertible into approximately 40 shares of common stock.

        Mandatory conversion. We may, at our option, cause the conversion of the Series A, in whole or in part, on a pro rata basis, into common stock, if the closing bid price of the common stock has exceeded 200% of the conversion price for at least 20 trading days in any 30 consecutive trading day period, ending three days prior to the date of mandatory conversion.

        Price protection provisions. The conversion price decreases if we sell common stock (or equivalents) for a price per share less than the conversion price or less than the market price of the common stock. The conversion price is also subject to adjustment upon the occurrence of a merger, reorganization, consolidation, reclassification, stock dividend or stock split which results in an increase or decrease in the number of shares of common stock outstanding.

        Dividend and distribution preference. We may not pay a dividend or make any distribution to holders of any other capital stock unless and until we first pay a special dividend or distribution of $100 per share to the holders of Series A.

        Liquidation preference. Upon (i) liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, (ii) sale or other disposition of all or substantially all of the assets of the Company, or (iii) any consolidation, merger, combination, reorganization or other transaction in which Palatin is not the surviving entity or in which the shares of common stock constituting in excess of 50% of the voting power of the Company are exchanged for or changed into other stock or securities, cash and/or any other property, after payment or provision for payment of the debts and other liabilities of the Company, the holders of Series A will be entitled to receive, pro rata and in preference to the holders of any other capital stock, an amount per share equal to $100 plus accrued but unpaid dividends, if any.

        Voting rights. Each holder of Series A has the number of votes equal to the number of shares of common stock issuable upon conversion of the holder’s Series A at the record date for determination of the stockholders entitled to vote or, if no record date is established, at the date a vote is taken. Except as provided above or as required by applicable law, the holders of the Series A will be entitled to vote together with the holders of the common stock and not as a separate class.

Debt Securities

        The following description, together with the additional information we include in any applicable prospectus supplement, summarizes the material terms and provisions of the debt securities that we may offer under this prospectus. While the terms we have summarized below will apply generally to any future debt securities we may offer, we will describe the particular terms of any debt securities that we may offer in more detail in the applicable prospectus supplement. The terms of any debt securities we offer under a prospectus supplement may differ from the terms we describe below.

        We will issue notes under an indenture, which we will enter into with the trustee named in the indenture. Any indenture will be qualified under the Trust Indenture Act of 1939.

        We will describe in each prospectus supplement the following terms relating to a series of debt securities:

•	the title;
•	the principal amount being offered, and if a series, the total amount authorized and the total amount outstanding;
•	any limit on the amount that may be issued;
•	whether or not we will issue the series of debt securities in global form, and if so, the terms and who the depository will be;
•	the maturity date;
•	the principal amount due at maturity, and whether the debt securities will be issued with an original issue discount;
•	whether and under what circumstances, if any, we will pay additional amounts on any debt securities held by a person who is not a United States person for tax purposes, and whether we can redeem the debt securities if we have to pay such additional amounts;

•	the annual interest rate, which may be fixed or variable, or the method for determining the rate and the date interest will begin to accrue, the dates interest will be payable and the regular record dates for interest payment dates or the method for determining such dates;

•	whether or not the debt securities will be secured or unsecured, and the terms of any secured debt;
•	the terms of the subordination of any series of subordinated debt;
•	the place where payments will be payable;
•	restrictions on transfer, sale or other assignment, if any;
•	our right, if any, to defer payment of interest and the maximum length of any such deferral period;
•	the date, if any, after which the conditions upon which, and the price at which, we may, at our option, redeem the series of debt securities pursuant to any optional or provisional redemption provisions and the terms of those redemptions provisions;

•	the date, if any, on which, and the price at which we are obligated, pursuant to any mandatory sinking fund or analogous fund provisions or otherwise, to redeem, or at the holder’s option to purchase, the series of debt securities and the currency or currency unit in which the debt securities are payable;

•	whether the indenture will restrict our ability to pay dividends, or will require us to maintain any asset ratios or reserves;
•	whether we will be restricted from incurring any additional indebtedness, issuing additional securities, or entering into a merger, consolidation or sale of our business;
•	a discussion of any material or special United States federal income tax considerations applicable to the debt securities;
•	information describing any book-entry features;
•	provisions for a sinking fund purchase or other analogous fund, if any;
•	any provisions for payment of additional amounts for taxes and any provision for redemption, if we must pay such additional amount with respect to any debt security;
•	whether the debt securities are to be offered at a price such that they will be deemed to be offered at an “original issue discount” as defined in paragraph (a) of Section 1273 of the Internal Revenue Code;

•	the denominations in which we will issue the series of debt securities, if other than denominations of $1,000 and any integral multiple thereof;
•	the terms on which a series of debt securities may be convertible into or exchangeable for our common stock, any other of our securities or securities of a third party, and whether conversion or exchange is mandatory, at the option of the holder or at our option;

•	events of default;
•	whether we and/or the debenture trustee may change an indenture without the consent of any holders;
•	the form of debt security and how it may be exchanged and transferred;

•	descriptions of the debenture trustee and paying agent, and the method of payments; and
•	any other specific terms, preferences, rights or limitations of, or restrictions on, the debt securities, including any additional events of default or covenants provided with respect to the debt securities, and any terms which may be required by us or advisable under applicable laws or regulations.

Specific indentures will contain additional important terms and provisions and will be incorporated by reference as an exhibit to the registration statement that includes this prospectus, or as an exhibit to a current report on Form 8-K, incorporated by reference in this prospectus.

Warrants

        The following description, together with the additional information we may include in any applicable prospectus supplement, summarizes the material terms and provisions of the warrants that we may offer under this prospectus and the related warrant agreements and warrant certificates. While the terms summarized below will apply generally to any warrants that we may offer, we will describe the particular terms of any series of warrants in more detail in the applicable prospectus supplement. The terms of any warrants offered under a prospectus supplement may differ from the terms described below. Specific warrant agreements will contain additional important terms and provisions and will be incorporated by reference as an exhibit to the registration statement that includes this prospectus, or as an exhibit to a current report on Form 8-K, incorporated by reference in this prospectus.

        General. We will describe in the applicable prospectus supplement the terms of the series of warrants, including:

•	the offering price and aggregate number of warrants offered;
•	the currency for which the warrants may be purchased;
•	if applicable, the designation and terms of the securities with which the warrants are issued and the number of warrants issued with each such security or each principal amount of such security;
•	if applicable, the date on and after which the warrants and the related securities will be separately transferable;
•	in the case of warrants to purchase common stock or preferred stock, the number of shares of common stock or preferred stock, as the case may be, purchasable upon the exercise of one warrant and the price at which these shares may be purchased upon exercise;

•	in the case of warrants to purchase debt securities, the principal amount of debt securities purchasable upon exercise of one warrant and the price at which, and currency in which, this principal amount of debt securities may be purchased upon exercise;

•	the effect of any merger, consolidation, sale or other disposition of our business on the warrant agreement and the warrants;
•	the terms of any rights to redeem or call the warrants;
•	any provisions for changes to or adjustments in the exercise price or number of securities issuable upon exercise of the warrants;

•	the dates on which the right to exercise the warrants will commence and expire;
•	the manner in which the warrant agreement and warrants may be modified;
•	federal income tax consequences of holding or exercising the warrants;
•	the terms of the securities issuable upon exercise of the warrants; and
•	any other specific terms, preferences, rights or limitations of or restrictions on the warrants.

Before exercising their warrants, holders of warrants will not have any of the rights of holders of the securities purchasable upon such exercise, including:

•	in the case of warrants to purchase debt securities, the right to receive payments of principal of, or premium, if any, or interest on, the debt securities purchasable upon exercise or to enforce covenants in the applicable indenture; or

•	in the case of warrants to purchase common stock or preferred stock, the right to receive dividends, if any, or, payments upon our liquidation, dissolution or winding up or to exercise voting rights, if any.

        Exercise of Warrants. Each warrant will entitle the holder to purchase the securities that we specify in the applicable prospectus supplement at the exercise price that we describe in the applicable prospectus supplement. Unless we otherwise specify in the applicable prospectus supplement, holders of the warrants may exercise the warrants at any time up to 5:00 P.M. New York time on the expiration date that we set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.

        Holders of the warrants may exercise the warrants by delivering the warrant certificate representing the warrants to be exercised together with specified information, and paying the required amount to the warrant agent in immediately available funds, as provided in the applicable prospectus supplement. We will set forth on the reverse side of the warrant certificate and in the applicable prospectus supplement the information that the holder of the warrant will be required to deliver to the warrant agent.

        Upon receipt of the required payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement, we will issue and deliver the securities purchasable upon such exercise. If fewer than all of the warrants represented by the warrant certificate are exercised, then we will issue a new warrant certificate for the remaining amount of warrants. If we so indicate in the applicable prospectus supplement, holders of the warrants may surrender securities as all or part of the exercise price for the warrants (cashless exercise).

        Enforceability of Rights by Holders of Warrants. Each warrant agent will act solely as our agent under the applicable warrant agreement and will not assume any obligation or relationship of agency or trust with any holder of any warrant. A single bank or trust company may act as warrant agent for more than one issue of warrants. A warrant agent will have no duty or responsibility in case of any default by us under the applicable warrant agreement or warrant, including any duty or responsibility to initiate any proceedings at law or otherwise, or to make any demand upon us. Any holder of a warrant may, without the consent of the related warrant agent or the holder of any other warrant, enforce by appropriate legal action its right to exercise, and receive the securities purchasable upon exercise of, its warrants.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF DELAWARE LAW AND OUR CHARTER DOCUMENTS

Certificate of Incorporation

        Our certificate of incorporation authorizes the issuance of up to 10,000,000 shares of preferred stock, par value $.01 per share, of which 264,000 shares are currently designated as Series A Convertible Preferred Stock. The board of directors has the authority, without further approval of the stockholders, to issue and determine the rights and preferences of other series of preferred stock, except as limited by the certificate of designation for the Series A. The board could issue one or more series of preferred stock with voting, conversion, dividend, liquidation, or other rights which would adversely affect the voting power and ownership interest of holders of common stock. This authority may have the effect of deterring hostile takeovers, delaying or preventing a change in control, and discouraging bids for our common stock at a premium over the market price.

Section 203 of the Delaware General Corporation Law

        We are subject to Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless:

•	prior to such time, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;
•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and also officers and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two thirds of the outstanding voting stock which is not owned by the interested stockholder.

In general, Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;
•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;
•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines “interested stockholder” as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Indemnification and Limitation of Liability

Our certificate of incorporation and bylaws require us to indemnify our directors, officers, employees and agents against the costs (including fines, judgments and attorney fees) from involvement in legal proceedings arising from their position or service, provided that the person seeking indemnification acted:

•	in good faith;
•	in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation; and,
•	with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

The certificate of incorporation and bylaws allow us to buy indemnification insurance for this purpose.

Our certificate of incorporation provides that, to the fullest extent permissible under Delaware law, no director shall be personally liable to the corporation or its stockholders for monetary damages for breach of a fiduciary duty as a director. However, this provision does not eliminate the duty of care, and in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief that will remain available under Delaware law. In addition, each director will continue to be subject to liability for (a) breach of the director’s duty of loyalty to us or our stockholders, (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) violating Section 174 of the Delaware General Corporation Law, or (d) any transaction from which the director derived an improper personal benefit. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

PLAN OF DISTRIBUTION

        We may sell securities under this prospectus in public offerings:

•	in “at the market” offerings, within the meaning of Rule 415(a)(4) of the Securities Act of 1933, as amended (the “Securities Act”), to or through a market maker or into an existing trading market on an exchange or otherwise;

•	through one or more underwriters or dealers;
•	through other agents; or
•	directly to investors.

        We may price the securities we sell under this prospectus:

•	at a fixed public offering price or prices, which we may change from time to time;
•	at market prices prevailing at the times of sale;

•	at prices calculated by a formula based on prevailing market prices;
•	at negotiated prices; or
•	in a combination of any of the above pricing methods.

        If we use underwriters for an offering, they will acquire securities for their own account and may resell them from time to time in one or more transactions at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to the conditions set forth in the applicable underwriting agreement. We may offer the securities to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Subject to certain conditions, the underwriters will be obligated to purchase all the securities of the series offered by the prospectus supplement. The public offering price and any discounts or concessions allowed or reallowed or paid to dealers may change from time to time. Only underwriters named in a prospectus supplement are underwriters of the securities offered by that prospectus supplement.

        We may also sell securities directly or through agents. We will name any agent involved in an offering and we will describe any commissions we will pay the agent in the prospectus supplement. Unless the prospectus supplement states otherwise, our agents will act on a best-efforts basis.

        We may authorize agents or underwriters to solicit offers by certain types of institutional investors to purchase securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. We will describe the conditions of these contracts and the commissions we must pay for solicitation of these contracts in the prospectus supplement.

        We may provide agents and underwriters with indemnification against certain civil liabilities, including liabilities under the Securities Act, or contribution with respect to payments that the agents or underwriters may make with respect to such liabilities. Underwriters or agents may engage in transactions with us, or perform services for us, in the ordinary course of business. We may also use underwriters or agents with whom we have a material relationship. We will describe the nature of any such relationship in the prospectus supplement.

        An underwriter may engage in overallotment, stabilizing transactions, short covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934. Overallotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriter to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. These activities may cause the price of our securities to be higher than it would otherwise be on the open market. The underwriter may discontinue any of these activities at any time.

        All securities we offer, other than common stock, will be new issues of securities, with no established trading market. Underwriters may make a market in these securities, but will not be obligated to do so and may discontinue market making at any time without notice. We cannot guarantee the liquidity of the trading markets for any securities.

LEGAL MATTERS

        Unless otherwise specified in the applicable prospectus supplement, the validity of the securities covered by this prospectus will be passed upon for us by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., New York, New York. As of the date of this prospectus, certain members of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. hold (i) currently exercisable options under our 1996 stock option plan to purchase an aggregate of 15,000 shares of common stock at prices ranging from $4.00 to $6.00 per share, expiring from January 21, 2008 to February 6, 2011, and (ii) shares of our common stock, which in the aggregate equal less than one percent (1%) of the total issued and outstanding shares of our common stock.

EXPERTS

        The consolidated financial statements of Palatin Technologies, Inc. and subsidiary as of June 30, 2007 and 2006, and for each of the years in the three-year period ended June 30, 2007, and management’s assessment of the effectiveness of internal control over financial reporting as of June 30, 2007, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the June 30, 2007 consolidated financial statements refers to the adoption of SFAS No. 123(R), “Share-Based Payment,” effective July 1, 2005 using the modified prospective method.

This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations contained in this prospectus and any accompanying prospectus supplement. We have not authorized anyone to provide information other than that provided in this prospectus and any accompanying prospectus supplement. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any accompanying prospectus supplement is accurate as of any date other than the date on the front of the document.

$50,000,000

Common Stock

Preferred Stock

Debt Securities

Warrants

Units

Palatin Technologies, Inc.

PROSPECTUS

The date of this prospectus is November 27, 2007